UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated October 1, 2009
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐          Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-141478 AND 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated September 22, 2009.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: October 1, 2009	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge Gas Distribution Adjusts Prices
TORONTO, September 22, 2009— Enbridge Gas Distribution, a regulated utility, announced today that it has received approval from the Ontario Energy Board (OEB) for its October 1, 2009 rates. The changes are primarily due to a decrease in North American natural gas prices.
For typical residential customers* who buy their gas supply from Enbridge Gas Distribution, the changes will result in a decrease of approximately $21 annually. There is also a Gas Cost Adjustment Refund of about $161 during the next six months for typical residential customers who buy their natural gas from Enbridge Gas Distribution.
The Gas Supply Charge has decreased to 19.9 cents per cubic metre (¢/m3) from 20.4 ¢/m3. The Gas Cost Adjustment Refund is 6.9 ¢/m3 for the period from October 1, 2009 to March 31, 2010.
Enbridge Gas Distribution does not earn a profit on the price of natural gas. Customers who purchase their gas supply from Enbridge Gas Distribution pay the same price that the Company pays to purchase the natural gas in the North American market. Market price forecasts are reviewed every three months and, if they have gone up or down, Enbridge applies to the OEB for an adjustment to its prices. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Gas Cost Adjustment.
Gas supply costs are passed through to customers without any mark-up. Enbridge Gas Distribution earns an OEB-approved regulated rate of return, or profit, on the distribution of natural gas.
Residential customers who purchase their natural gas from a marketer will see their bill decline by approximately $3 annually due to a decrease in the cost of transporting gas to Ontario. The Gas Supply Charge for these customers will depend on their contracts with their marketers.
Natural gas remains the most economical choice for home and water heating in Ontario. Over the past five years, natural gas has been on average 42 per cent less expensive than electricity and 40 per cent less expensive than oil.**
Customers are encouraged to visit www.enbridgegas.com for energy efficiency tips and to register for the Budget Billing Plan for the 2009-2010 heating season.

Enbridge Gas Distribution has a 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution. As a distributor of energy, Enbridge owns and operates distribution services in Ontario, which distributes natural gas to about 1.9 million customers in Ontario, New York State, New Brunswick and southwestern Quebec. For more information visit www.enbridgegas.com.

Please see the attached backgrounder for more information about Enbridge Gas Distribution’s prices.

*	A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating.

**	Based on a five-year rolling average from November 2004 to October 2009. Natural gas prices based on Enbridge Gas Distribution’s October 2009 prices. Electricity prices based on Toronto Hydro rates that went into effect May 2009 and are approved by the Ontario Energy Board. Oil prices are based on rates as of July 2009. The calculations are done on an energy equivalent basis. Estimates do not include taxes or any rental or financing costs.
Media contact:
Lisa McCarney-Warus
Tel: (416) 495-5662
lisa.mccarney@enbridge.com